UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2006
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _____ to _____
Commission File Number 001-05083

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
FURMANITE CORPORATION 401(k) SAVINGS INVESTMENT PLAN
B.	Name of issuer of these securities held pursuant to the plan and the address of its principal executive office:
FURMANITE CORPORATION
2435 N Central Expressway
Suite 700
Richardson, Texas 75080

FURMANITE CORPORATION 401(k) SAVINGS INVESTMENT PLAN
Financial Statements and Supplemental Schedules

Page
Number
Report of Independent Registered Public Accounting Firm	2

Financial Statements:
Statements of Net Assets Available for Benefits at December 31, 2006 and 2005	3
Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2006	4
Notes to Financial Statements	5

Supplemental Schedules:
Schedule H, Part IV Line 4a — Schedule of Delinquent Deposits of Participants Contributions	11
Schedule H, Part IV Line 4i — Schedule of Assets (Held at End of Year)	12

Signature	13

Exhibit:
Exhibit 23.1 Consent of Independent Registered Public Accounting Firm	14
Consent of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm
To the Participants and Plan Administrator
Furmanite Corporation 401(k) Savings Investment Plan
We have audited the accompanying statements of net assets available for benefits of the Furmanite Corporation 401(k) Savings Investment Plan as of December 31, 2006 and 2005, and the related statement of changes in net assets available for benefits for the year ended December 31, 2006. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audits include consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the year ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Part IV, Line 4a — Schedule of Delinquent Deposits of Participants Contributions and Schedule H, Part IV, Line 4i — Schedule of Assets (Held at End of Year) are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.
Grant Thornton LLP
Dallas, Texas
June 28, 2007

FURMANITE CORPORATION 401(k) SAVINGS INVESTMENT PLAN
Statements of Net Assets Available for Benefits

	December 31,
	2006	2005

Assets:
Investments, at fair value	$32,642,492	$27,731,781
Cash	170,002	251,439
Participant contributions receivable	204,702	87,567
Sponsor contributions receivable	64,448	42,962
Other receivables	53,215	105,928

Total assets	33,134,859	28,219,677

Liabilities:
Accounts payable	30,075	16,942

Total liabilities	30,075	16,942

Net assets available for benefits at fair value	33,104,784	28,202,735

Adjustment from fair value to contract value for interest in collective trust relating to fully benefit-responsive investment contracts (Note 1)	95,382	64,934

Net assets available for benefits	$33,200,166	$28,267,669

The accompanying notes are an integral part of these financial statements.

FURMANITE CORPORATION 401(k) SAVINGS INVESTMENT PLAN
Statement of Changes in Net Assets Available for Benefits

Year Ended
December 31,
2006
Additions:
Net realized and unrealized appreciation in fair value of assets	$5,191,862
Dividend income	1,425,666
Interest income	208,122

Total investment income	6,825,650

Contributions:
Sponsor	722,045
Participants	1,995,016
Rollovers	760,282

Total contributions	3,477,343

Total additions	10,302,993

Deductions:
Distributions and withdrawals	5,367,474
Fees and expenses	3,022

Total deductions	5,370,496

Net increase in net assets available for benefits	4,932,497
Net assets available for benefits at beginning of year	28,267,669

Net assets available for benefits at end of year	$33,200,166

The accompanying notes are an integral part of this financial statement.

FURMANITE CORPORATION 401(k) SAVINGS INVESTMENT PLAN
Notes to Financial Statements
December 31, 2006
1.	Plan Description
On May 17, 2007, Xanser Corporation changed the company’s name to Furmanite Corporation. Subsequently, The Xanser Corporation Savings and Investment Plan’s name was changed to Furmanite Corporation 401(k) Savings Investment Plan.
The following description of the Furmanite Corporation 401(k) Savings Investment Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan.
General
The Plan is a defined contribution plan for employees of Furmanite Corporation (“Furmanite,” “Sponsor,” or the “Company”), its wholly-owned domestic subsidiaries (collectively, the “Companies”) and certain former employees as described in Note 8. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The Plan was established on April 1, 1991.
Administration
At December 31, 2006, Nationwide Trust Company served as trustee (the “Trustee”), The 401(k) Company served as the Plan’s record keeper and the 401(k) Committee of Furmanite served as the Plan’s administrator (the “Plan Administrator”). Administrative and trust expenses of the Plan are paid substantially by Furmanite. Copies of the Plan document and amendments are available from the Plan Administrator.
Contributions
The Plan permits all full-time employees of the Companies to contribute a minimum of two percent up to 20 percent of base compensation on a pretax basis into participant accounts. Participants may also make rollover contributions from other qualified plans. Employee contributions, together with earnings thereon, are not subject to forfeiture and are held in trust by the Trustee. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers investments in the Company’s common stock, mutual funds and a security-backed investment contract fund (see Note 3).
The Companies match participant contributions at a rate of 100 percent of each participant’s contribution up to six percent of base compensation after one year of employment. Effective August 1, 2004, participants commenced direction of the Companies’ matching contribution, which was formerly invested only in the Company’s stock, and investment restrictions on previous matching contributions were removed.
Vesting
Participants are immediately vested in their own contributions plus earnings thereon. The portion of a participant’s account balance attributable to the Companies’ contributions, together with earnings thereon, is vested over a five-year period at 20 percent per year.
Participant Loans
Participants may borrow a minimum of $1,000, up to $50,000 or 50 percent of the vested portion of their

FURMANITE CORPORATION 401(k) SAVINGS INVESTMENT PLAN
Notes to Financial Statements
December 31, 2006
account balance reduced by the highest loan balance in the preceding twelve months, whichever is lesser. A loan is collateralized by the participant’s vested account balance and bears interest at the Treasury Note rate plus four percent on the day the loan is issued. Principal and interest are paid ratably through payroll deductions and must be repaid within five years unless the loan is a residential loan which must be repaid within 10 years. Interest rates for loans to participants at December 31, 2006 ranged from 6.16% to 9.11%.
Benefit Payments
Effective March 28, 2005, a participant or beneficiary with a vested account balance less than $1,000 will receive a lump-sum amount equal to the value of the vested portion of their account upon termination of service, death, disability or retirement. Participants with vested account balances greater than $1,000 may elect to receive the lump-sum distribution at such time or defer distribution to a later date. Prior to March 28, 2005, participants received lump-sum payments if the value of the vested portion of their accounts was less than $5,000.
Plan Termination
Although it has not expressed any intent to do so, the Sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.
New Accounting Pronouncements
As of December 31, 2006, the Plan adopted Financial Accounting Standards Board (“FASB”) Staff Position FSP AAG INV-1 and Statement of Position No. 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”). The FSP requires the statements of net assets available for benefits present the fair value of the Plan’s investments as well as the adjustment from fair value to contract value for the fully benefit-responsive investment contracts. The statement of changes in net assets available for benefits is prepared on a contract value basis for fully benefit-responsive investment contract funds and for funds that invest in such contracts. As a result of adopting the FSP, which was applied retroactively, a change in presentation was made to the statements of net assets available for benefits to present a comparable fair value of the Plan’s investments and the adjustment from fair value to contract value, for the years ended December 31, 2006 and 2005.
In September 2006, the FASB issued Statement of Financial Accounting Standards (“SFAS”) No. 157, Fair Value Measurement, which establishes a framework for measuring fair value under other accounting pronouncements that require fair value measurements and expands disclosures about such measurements. SFAS No. 157 does not require any new fair value measurements, but rather it creates a consistent method for calculating fair value measurements to address non-comparability of financial statements containing fair value measurements utilizing different definitions of fair value. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Plan will adopt SFAS No. 157 in 2008 and is evaluating the potential impact on its financial statements.
In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities. SFAS No. 159 permits entities to choose to measure many financial instruments and certain other items at fair value and establishes presentation and disclosure requirements designed to facilitate comparisons between entities that choose different measurement attributes for similar types of assets and liabilities. This standard is effective for fiscal years beginning after November 15, 2007. The Plan will adopt SFAS No. 159 in 2008 and is evaluating the potential impact on its financial statements.

FURMANITE CORPORATION 401(k) SAVINGS INVESTMENT PLAN
Notes to Financial Statements
December 31, 2006
2.	Summary of Significant Accounting Policies
The Plan maintains its accounts on the accrual basis of accounting. Distributions are recorded when paid.
Receivables and Payables
Other receivables include investment trade receivables, interest receivable and participant loan payments receivable. Payables include excess contributions and administrative expenses payable.
Investments
The Plan’s investments in common stock and mutual funds are stated at fair value based on quoted market prices. The Invesco Stable Value Fund includes security-backed investment contracts including synthetic investment contracts (“SICs”), guaranteed investment contracts (“GICs”) and cash-equivalents. SICs are contracts composed of underlying assets and a “wrapper” contract issued by a responsible third party. The issuer of the “wrapper” contract provides for withdrawals at contract value for any normal benefit responsive requirements. The Invesco Stable Value Fund is valued at the total combined amount of security-backed investment contracts including SICs and GICs, which are all valued at contract value, and the value of cash equivalents, which are valued at cost and approximate fair value. Participant loans are valued at the unpaid principal balance which approximates fair value.
Purchases and sales of securities are recorded on the trade-date basis. Dividend income is recorded on the ex-dividend date. Interest income is recorded on the accrual basis.
Federal Income Taxes
The Internal Revenue Service (“IRS”) has ruled that the Plan meets the requirements of Section 401(a) and 401(k) of the Internal Revenue Code (the “Code”) and, therefore, the Plan is exempt from federal income taxes under Section 501(a) of the Code. On January 1, 2002, the Plan was amended and restated to incorporate all prior amendments. The IRS granted a favorable letter of determination on July 31, 2002. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Under present federal income tax laws and regulations, participants will not be subject to federal income taxes on the contributions made by their employer or withheld from their compensation under the Plan, or on the interest, dividends or profits on the sale of securities received by the Trustee, until the participant’s accounts are distributed or made available to the employee in an unqualified manner.
The Code limits contributions to the Plan in several respects. The total amount deferred by each participant cannot exceed a specified dollar limit which, for calendar years 2006 and 2005 was $15,000 and $14,000, respectively. In accordance with the 2001 Economic Growth and Tax Relief Reconciliation Act, as of January 1, 2002, participants of age 50 or older were eligible to defer up to $20,000 and $18,000 for 2006 and 2005, respectively. Participant compensation in excess of $220,000 and $210,000 in 2006 and 2005, respectively, is excluded in calculating participant deferrals and employer matching contributions for the above years. Additional rules apply to prevent discrimination in favor of highly compensated employees.

FURMANITE CORPORATION 401(k) SAVINGS INVESTMENT PLAN
Notes to Financial Statements
December 31, 2006
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. It is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.
3.	Investment Programs
The following fair value of investments as of December 31, 2006 and 2005 represent five percent or more of the Plan’s net assets available for benefits:

	2006	2005
BlackRock Aurora Fund Class A	$—	$1,758,252
Capital World Growth and Income Fund	1,717,201	1,444,016
DWS Equity 500 Index Fund	2,354,582	2,088,406
Growth Fund of America Class A	2,379,010	2,111,212
Invesco Stable Value Fund	4,371,318	4,185,214
Lord Abbett Affiliated Fund Class A	3,819,172	3,565,092
PIMCO Total Return Administrative Class Shares	1,951,546	1,904,887
Thornburg International Value Trust	1,936,108	—
Furmanite Corporation Common Stock	8,182,087	5,995,247
Realized and unrealized net gains and losses on the Plan’s investments for the year ended December 31, 2006 were as follows:

2006
Common stock	$3,734,274
Mutual funds	1,457,588

Net realized and unrealized appreciation in fair value of assets	$5,191,862

4.	Distributions and Withdrawals
Distributions and withdrawals represent distributions to Plan participants who have retired, terminated employment or applied and qualified for a hardship distribution. Distributions and withdrawals also represent distributions per a Qualified Domestic Relations Order or amounts related to delinquent participants’ loans deemed as distributions. Distribution and withdrawals do not include amounts transferred to the KSL 401(k) plan (see Note 8).

FURMANITE CORPORATION 401(k) SAVINGS INVESTMENT PLAN
Notes to Financial Statements
December 31, 2006
5.	Forfeitures
At December 31, 2006 and 2005, forfeited non-vested accounts totaled $158,634 and $100,653, respectively, and are included in investments in the statements of net assets available for benefits. Forfeiture amounts, forfeited by participants upon withdrawing from the Plan, are used to reduce future Sponsor contributions or Sponsor paid Plan expenses. These amounts may also be credited to participant accounts upon returning to the Plan if certain requirements are met. In 2005, forfeiture amounts of $236,097 were used to reduce Sponsor contributions and expenses. No forfeiture amounts were used to reduce Sponsor contributions and expenses in 2006.
6.	Parties-in-Interest Transactions
Certain Plan investments include shares of common stock of Furmanite. Therefore, transactions related to these shares qualify as party-in-interest transactions. Certain expenses are paid by the Plan Sponsor. Loans made to participants in the Plan are considered parties-in-interest transactions.
7.	Reconciliation of Financial Statements to Form 5500

	Year Ended December 31,
	2006	2005
Net assets available for benefits per the financial statements	$33,200,166	$28,267,669
Amounts allocated to withdrawing participants	(37,947)	(190,716)
Adjustment from fair value to contract value for interest in collective trust relating to fully benefit-responsive investment contracts	(95,382)	(64,934)

Net assets available for benefits per the Form 5500	$33,066,837	$28,012,019

Year Ended
December 31,
2006
Total investment income per the financial statements	$6,825,650
Adjustment from fair value to contract value for interest in collective trust relating to fully benefit-responsive investment contracts	(95,382)

Total investment income per the Form 5500	$6,730,268

Year Ended
December 31,
2006
Distributions and withdrawals per the financial statements	$5,367,474
Amounts allocated to withdrawing participants — prior year	(190,716)
Amounts allocated to withdrawing participants — current year	37,947

Net paid to participants per the Form 5500	$5,214,705

Any amounts allocated to withdrawing participants are recorded on the Form 5500 for distribution and withdrawal claims that have been processed and approved for payment prior to December 31 but not yet

FURMANITE CORPORATION 401(k) SAVINGS INVESTMENT PLAN
Notes to Financial Statements
December 31, 2006
paid as of that date.
8.	Plan Transfers
In June 2001, Kaneb Services, Inc. (“KSI”), Xanser Corporation, now known as Furmanite Corporation, distributed its pipeline, terminaling and product marketing businesses (the “Distribution”) to its stockholders in the form of a new limited liability company, Kaneb Services LLC (“KSL”). When the Distribution was completed, each shareholder of KSI received one common share of KSL for each three shares of KSI common stock held on June 21, 2001, the record date for the Distribution. The Plan received 615,985 common shares of KSL pursuant to this Distribution.
Effective with the KSL Distribution, KSL established a new 401(k) plan for its employees. Upon creation of the KSL 401(k) plan, KSL employees became inactive participants in the Plan and ceased contributions to the Plan. Participant accounts in the amounts of $2,571,676 were transferred from the Plan to the KSL 401(k) plan in 2005.
KSL was purchased by Valero L.P. in July 2005. Certain employees of KSL who had formerly been employed by the Company were subsequently reemployed by the Company and satisfied the eligibility requirements of the Plan and elected to transfer their KSL 401(k) assets to the Plan through a plan to plan transfer. Participant accounts in the amount of $134,673 were transferred from the KSL 401(k) to the Plan in 2005.
9.	Prohibited Transactions
The United States Department of Labor (“DOL”) considers late deposits to be prohibited transactions. The general DOL rule for deposits of 401(k) withholding requires that the employer remit withheld employee 401(k) deferrals to the Plan as of the earliest date on which such amounts can reasonably be segregated from the employer’s general assets, but in no event later than fifteen business days after the end of the month in which the contributions were withheld. Therefore, any amount remitted after such number of days is considered late. The DOL determined that during the year ended December 31, 2006 and prior years, the Plan Sponsor inadvertently failed to make deposits of approximately $2,123,128 and $2,531,004, respectively, of participant contributions within the timeframe required (although the majority of such deposits were made within fifteen business days after the end of the month in which the contributions were withheld). The Plan Sponsor intends to file a Form 5330 and pay any applicable excise tax from the Plan Sponsor’s assets and not from the assets of the Plan. In addition, participant accounts have been credited with the amount of investment income which would have been earned had the participant contributions been remitted within the required DOL timeframe.

FURMANITE CORPORATION 401(k) SAVINGS INVESTMENT PLAN
Supplemental Schedule H, Part IV Line 4a — Delinquent Deposits of Participants Contributions
EIN: 74-1191271
Plan Number: 009
December 31, 2006

Participant contributions (including loan payments of $185,945) of the current plan year not deposited into the Plan within the time period described in 29CFR 2510.3-102	$2,123,128

Amount fully corrected under DOL’s Voluntary Fiduciary Correction Program (VFC Program) and PTE 2002-51	—

Delinquent deposits of current plan year participant contributions and loan payments constituting prohibited transactions	2,123,128

Delinquent deposits of prior plan years participant contributions and loan payments constituting prohibited transactions	2,531,004

Total delinquent deposits of participant contributions constituting prohibited transactions	$4,654,132

FURMANITE CORPORATION 401(k) SAVINGS INVESTMENT PLAN
Supplemental Schedule H, Part IV Line 4i — Schedule of Assets (Held at End of Year)
EIN: 74-1191271
Plan Number: 009
December 31, 2006

		(c)
	(b)	Description of Investments Including
	Identity of Issue, Borrower,	Maturity Date, Rate of Interest, Collateral, Par	(e)
(a)	Lessor or Similar Party	or Maturity Value	Current Value
*	Furmanite Corporation Common Stock	Furmanite Corporation Common Stock	$ 8,182,087
	Federated Securities Corporation	Federated Capital Reserves Fund	62,463
	INVESCO Global Investment Funds Limited	Invesco Stable Value Fund	4,371,318
	A I M Distributors, Inc.	AIM International Small Company Growth Fund	1,025,585
	American Funds Distributors, Inc.	Capital World Growth and Income Fund	1,717,201
	American Funds Distributors, Inc.	Growth Fund of America Class A	2,379,010
	Lord Abbett Distributor LLC	Lord Abbett Affiliated Fund Class A	3,819,172
	Phoenix Equity Planning Corporation	Phoenix-Duff & Phelps Real Estate Fund	1,524,468
	Allianz Global Investors Distributors LLC	PIMCO Total Return Administrative Class Shares	1,951,546
	Guardian Investor Services LLC	Value Line Emerging Opportunities Fund	672,325
	DWS Scudder Distributors, Inc.	DWS Equity 500 Index Fund	2,354,581
	BlackRock, Inc.	BlackRock Aurora Fund Class A	1,650,826
	BlackRock, Inc.	BlackRock Small/Mid Growth Fund	517,202
	Thornburg Securities Corporation	Thornburg International Value Trust	1,936,108
*	Participant Loans	Interest rates of 6.16% to 9.11%	478,600
		(Maturity dates vary through April 2016)

	Total Investments and Participant Loans		$32,642,492

     Column (d) is not applicable as all investments are participant-directed.
*	Indicates a party-in-interest to the Plan.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Furmanite Corporation 401(k) Savings Investment Plan

	By:	Furmanite Corporation, Plan Sponsor

Date: June 29, 2007	By:	/s/ HOWARD C. WADSWORTH

Howard C. Wadsworth
Sr. Vice President, Treasurer and Secretary